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Exhibit 12

CONAGRA FOODS, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges and of
Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in millions)

	Fiscal Year Ended
	1996	1997	1998	1999	2000
		(As Restated)
Fixed Charges As Defined:
Interest expense	$365.5	$353.1	$368.9	$368.3	$351.3
Capitalized interest	5.8	11.2	11.4	6.9	5.5
Interest in cost of goods sold	27.5	21.8	19.1	20.0	31.4
Preferred distributions of subsidiary	43.5	44.2	44.3	41.4	43.0
One third of non-cancelable lease rent	40.6	37.7	38.8	39.8	33.5

Total fixed charges (A)	482.9	468.0	482.5	476.4	464.7
Add preferred stock dividends of the Company	14.6	—	—	—	—

Total fixed charges and preferred stock dividends (B)	$497.5	$468.0	$482.5	$476.4	$464.7

Earnings as Defined:
Pretax income after elimination of undistributed earnings of equity method investees	$437.8	$1,036.6	$1,005.3	$622.2	$605.6
Add fixed charges	497.5	468.0	482.5	476.4	464.7
Less capitalized interest	(5.8)	(11.2)	(11.4)	(6.9)	(5.5)

Earnings and fixed charges (C)	$929.5	$1,493.4	$1,476.4	$1,091.7	$1,064.8

Ratio of earnings to fixed charges (C/A)	1.9*	3.2	3.1	2.3	2.3
Ratio of earnings to combined fixed charges and preferred stock dividends (C/B)	1.9*	3.2	3.1	2.3	2.3

*
In 1996, pretax income includes restructuring charges of $507.8 million. Excluding the charges, the "ratio of earnings to fixed charges" and the "ratio of earnings to combined fixed charges and preferred stock dividends" were 3.0 and 2.9, respectively. See Note 2 on page 41 of the Company's 1996 Annual Report to Stockholders.

**
In 1999, pretax income includes restructuring charges of $440.8 million. Excluding the charges, the "ratio of earnings to fixed charges" and the "ratio of earnings to combined fixed charges and preferred stock dividends" were 3.2. See Note 3 on pages 45 and 46 of the Company's 2000 Annual Report to Stockholders.

***
In 2000, pretax income includes restructuring and restructuring-related charges of $621.4 million. Excluding the charges, the "ratio of earnings to fixed charges" and the "ratio of earnings to combined fixed charges and preferred stock dividends" were 3.6. See Note 3 on pages 45 and 46 of the Company's 2000 Annual Report to Stockholders.

33

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Exhibit 12